Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

December 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Kyle Wiley, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Lisa Etheredge, Senior Staff Accountant

Re:	Tempus Labs, Inc.

Draft Registration Statement on Form S-1

Submitted October 28, 2021

CIK: 0001717115

Ladies and Gentlemen:

On behalf of Tempus Labs, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letters dated November 16, 2021 (the “November 16 Letter”) and November 29, 2021 (the “November 29 Letter”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (as amended from time to time, the “Registration Statement”), as confidentially submitted to the Staff on October 28, 2021. The Company is concurrently and confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments (in each of the November 16 Letter and the November 29 Letter, as applicable), which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Data, page 7

1.

We note your response to prior comment 5. While we recognize the removal of references to the phrase “gross profit”, the term “cohort lifetime value” could imply a fair market value associated with the cohort. Please consider an alternative that better reflects what the figure represents, such as “Cumulative revenue in excess of cost”.

The Company has considered the Staff’s comment and respectfully advises that it believes the term “Cohort Lifetime Value” most accurately describes the information presented in the

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United States Securities and Exchange Commission

December 3, 2021

Page Two

Registration Statement. It is also a concept that is well understood in the Company’s industry and within the investment community and how it thinks about its business. In particular, the concept of “Cohort Lifetime Value” is intended to demonstrate the Company’s ability to generate revenue multiple ways over multiple years, both at the time of sequencing and subsequently through the Company’s Data product line. Because the Company historically has incurred more cost to sequence patients than the amount of revenue it has generated through reimbursement in the initial year, the Company believes it is important to demonstrate that it is able to recover this initial investment over time in its Data product line. In addition, the Company has considered alternative labels and have concluded that “Cohort Lifetime Value” is an accurate characterization of the information presented. In order to address the Staff’s Comment, the Company has made it clear that the concept of “Cohort Lifetime Value” is a term defined in the Registration Statement, so that investors can readily review the definition and understand what the definition includes and does not include and the Company hopes that this clarity will address the Staff’s concern, as the Company believes it is crucial to continue to use this terminology given the market background and shared understanding of what this concept means. Further, the Company believes the definition of “Cohort Lifetime Value” and associated disclosure regarding the Company’s “Cohort Lifetime Value” is robust and accurately depicts its business model without implying any value on a per record basis.

2.	As a related matter, please address the following both here and elsewhere in the filing where this cohort analysis is presented:

•	Tell us why you have not provided a cohort analysis for the 6 months ended June 30, 2021.

•

Revise your disclosures on page top of page 9 to clarify, if true, that sequencing revenue is a component of genomics net revenue, licensing revenue is a component of data and other revenue, and initial sequencing costs are a component of cost of revenues, genomics.

•	Quantify, to the extent possible, how much of your cost of revenues, data pertain to the licensing of the cohort data for the periods presented.

The Company respectfully advises the Staff that the cohort analysis was not provided for the 6 months ended June 30, 2021 because the Company historically has performed the analysis on an annual basis.

In response to the Staff’s Comment, the Company has revised the disclosures on pages 7, 8, 9, 106, 107, 108, 150, 151 and 152 of the Amended Draft Registration Statement to update the cohort analysis through September 30, 2021, including adding the 2021 cohort. The Company has further revised the disclosures to clarify the various components of the cohort analysis. With respect to the cost of revenues, data, the Company notes that it has included disclosures around the total cost of revenues, data by year since it does not allocate such costs to individual data cohorts.

Management’s Discussion and Analysis

Comparison of the Six Months Ended June 30, 2020 and 2021, page 113

3.

We note your response to prior comment 12. While we recognize the unique nature of each of the Company’s contracts within the Data and other product category, please clarify for us if there are metrics or other measures used by management to evaluate the success of this revenue stream (for example, number of clinical trial matches, number of clinical trial enrollments and/or number of de-identified records delivered per period). If so, please consider disclosing those metrics and any relevant trends so that investors have more context to understand fluctuations in your operating results between the periods presented.

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December 3, 2021

Page Three

The Company respectfully advises the Staff that it has considered the Staff’s Comment and believes Remaining Total Contract Value (“Remaining TCV”), when considered in combination with the revenue reported in the current period, is the best metric to evaluate the success of the revenue stream reported under Data and other.

The Company reports revenue from three distinct products under the heading Data and other: (1) Insights, through which the Company licenses de-identified records to third parties, (2) Therapies, which is the Company’s clinical trial matching product, and (3) Algos, which develops the Company’s algorithmic testing products. The vast majority of revenue reported under Data and other is currently derived from the Company’s Insights product. Currently, the amount attributable to Therapies and Algos is not material.

Although the vast majority of revenue under Data and other is derived from the Company’s Insights product, two of the three potential metrics identified by the Staff to evaluate the associated revenue stream (the number of clinical trial matches and number of clinical trial enrollments) are only relevant to the Therapies product, which has not driven significant revenue to date and is currently not material. As such, the Company does not believe these two metrics are meaningful drivers of revenue under Data and other based on the historical discussion of the Company’s performance. In the future, if the revenue associated with the Therapies product becomes material, the Company will consider providing additional disclosures, including the number of clinical trial matches and enrollments, to further explain fluctuations in its operating results between the periods presented.

Next, with respect to the Company’s Insights product, the Company does not believe the number of de-identified records delivered per reporting period is a useful metric to evaluate the success of the revenue stream reported under Data and other. Unlike the Company’s sequencing business, which has standard genomic tests with set prices, an increase in the number of de-identified records does not necessarily translate into an increase in revenue. This is because the revenue derived from a single de-identified record varies significantly depending on the nature and character of the de-identified record, including the data modalities being licensed. As a result, a license involving a large number of de-identified records may result in only a modest increase in revenue. The converse is also true. A license involving a small number of de-identified records may drive a substantial increase in revenue. Accordingly, the Company believes that the number of de-identified records delivered during the period could be a misleading indicator of the Company’s actual revenue performance.

Because of the unique nature of the Company’s Insights product, the Company believes that Remaining TCV, when considered in combination with reported revenue, is the best metric to evaluate the performance of this revenue stream reported under Data and other, and that other potential metrics, such as the number of de-identified records, may not correlate to fluctuations between reporting periods. The Company believes Remaining TCV is the best metric to evaluate these revenue streams because (1) the metric accounts for the number and nature of the de-identified records being licensed, (2) the metric demonstrates expansion or contraction between periods using a consistently applied methodology, and (3) Remaining TCV is the metric management uses to evaluate the performance of this revenue stream.

Remaining TCV is reported on pages 7 and 149 of the Amended Draft Registration Statement.

Contractual Obligations and Commitments, page 119

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December 3, 2021

Page Four

4.

We note your response to prior comment 14. Please revise to present your discussion of material cash requirements from known contractual and other obligations as of the most recent fiscal period presented. Please refer to Item 303(b)(1) of Regulation S-K:

The Company respectfully advises the Staff that it has included contractual obligations and commitments as of December 31, 2020 and September 30, 2021 on pages 120 and 121 and within Note 6 on pages F-27 and F-28 of the Amended Draft Registration Statement, as the Company entered into an agreement with material future obligations during the third quarter of 2021. In response to the Staff’s Comment, the Company has revised its Liquidity and Capital Resources discussion on page 118 of the Amended Draft Registration Statement to consider material cash requirements as of both December 31, 2020 and September 30, 2021.

Consolidated Financial Statements

Summary of Significant Accounting Policies, page F-10

5.

We note your response to prior comment 21. We also note your disclosure on page 125 and elsewhere that you cover the actual direct costs associated with the technical integrations needed to create data connections with healthcare institutions. Please supplementally quantify the cost of these technical integrations. If material, please revise to disclose your accounting policy for costs to obtain and/or fulfill contracts with customers. Please refer to ASC 340-40.

The Company respectfully advises the Staff that initial setup costs are not material. Costs were $0.0 million, $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021, respectively. In consideration of ASC 340-40, the Company respectfully advises the Staff that it considers only costs that relate directly to a contract and that are specifically identifiable as contract costs.

Revenue Recognition, page F-14

6.	We are considering your responses to comments 23—25. We may have further comments.

The Company respectfully acknowledges receipt of the Staff’s Comment and refers the Staff to its response below to Comment No. 1 from the November 29 Letter.

Consolidated Financial Statements

Revenue Recognition, page F-14

1.	We note your responses to prior comments 23 through 25. So that we may better understand your accounting for refreshes, please supplementally address the following.

•

Explain in greater detail the nature of your performance obligations related to refreshes, including how they are defined and priced in your contracts with customers, the specific features and functionality refreshes provide, and the period of time over which you are required to provide refreshes.

•	Tell us how you considered if these refreshes represent a stand-ready obligation to provide future products or services on a when-and-if-available basis.

•	Explain the consequences, if any, if you do not provide refreshes to your customers.

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December 3, 2021

Page Five

The Company respectfully advises the Staff that the Company delivers two types of data records to its customers: multimodal data records, and clinical only data records. A multimodal data record includes a patient’s clinical data, as well as other data modalities such as genomic information, slide images, and other forms of data. In contrast, a clinical only data record encompasses only clinical information related to that patient, such as age, sex, medical treatments, and individual and familial health history. The Company does not always control the ability to obtain an updated record, and there is no guarantee a patient’s record will have continual clinical updates. In those circumstances when the Company provides data refreshes, the refreshed data primarily consists of updated clinical notes, to the extent that such data exists. Certain of the Company’s customers seek this updated information to ensure they have the most updated information in the clinical record; however, many of the Company’s contracts do not require data refreshes, and in those circumstances the Company does not deliver any refreshes to the customer.

The Company makes data refreshes available to its customers one of two ways. The first is in the form of a customer option, where the customer has an option to purchase any refreshed data records on specified frequency (e.g., every six months for the duration of the contract) for a fee per refreshed record (i.e., X refreshed records delivered multiplied by the fee per refreshed record). In these cases, the customer option is not a performance obligation unless the option contains a material right. As the price per refreshed data record is consistent with the standalone selling price, the Company has not had to account for a material right performance obligation. If and when the customer exercises their option to purchase the refreshed data records, the Company accounts for these as new contracts and recognizes revenue upon transfer of control of the refreshed data records.

In the second case, the Company makes a promise to deliver refreshed data records (but only to the extent the data in the record has been updated since the original record or previously refreshed record was delivered to the customer; nothing is delivered if the data in the record had not been updated), on a specified frequency (e.g., every six months for the duration of the contract), in exchange for additional consideration from the customer which is priced at a fee per refreshed record delivered (i.e., X refreshed records delivered multiplied by the fee per record). In this case the refreshed records, if any, to be delivered are considered to be separate performance obligations (apart from the original data records delivered). Given the two criteria in ASC 606-10-32-40 are met, the Company allocates the entirety of the variable consideration (i.e., the incremental consideration the customer pays for the additional refreshed records) entirely to these performance obligations and recognizes such amount when the records are delivered. Since there are specific dates on which refreshed records may be delivered (i.e., every six months during the term of the contract), this is not considered to be a stand-ready obligation.

While the Company’s contractual arrangements include general terms and conditions regarding any material breach of contract, the arrangements do not contain any consequences specifically related to data refreshes.

*    *    *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

December 3, 2021

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Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Eric Lefkofsky, Tempus Labs, Inc.

Jim Rogers, Tempus Labs, Inc.

Erik Phelps, Tempus Labs, Inc.

Ryan Bartolucci, Tempus Labs, Inc.

Courtney Tygesson, Cooley LLP

Christina Roupas, Cooley LLP

Richard Segal, Cooley LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com